Exhibit 12

                                 MASCOTECH, INC.
         Computation of Ratio of Earnings to Combined Fixed Charges and
                            Preferred Stock Dividends
                             (Dollars in thousands)

                                3 Months
                                  Ended
                                March 31,           For The Years Ended December 31
                                  1996      1995       1994      1993      1992      1991
Earnings (Loss) Before Income
  Taxes and Fixed Charges:

  Income (loss) from continuing
    operations before income
    taxes (credit),
    extraordinary income (loss)
    and cumulative effect of
    accounting change           $ 17,890   100,280  $(264,490) $121,180  $ 68,250  $(12,470)

  Deduct equity in
    undistributed earnings
    of less-than-fifty-
    percent owned companies....   (4,460)  (29,590)   (23,350)  (19,930)  (21,760)   (3,530)
  Add interest on
    indebtedness, net..........    8,350    51,500     51,290    83,000    87,830   124,220
  Add amortization of debt
    expense....................      380     1,670      3,450     4,390     1,930     2,230
  Estimated interest factor
    for rentals................    1,800     7,070      6,220     5,550     5,740     5,220
  Earnings (loss) before income
    taxes and fixed charges.... $ 23,960  $130,930  $(226,880) $194,190  $141,990  $115,670

Fixed Charges:

  Interest on indebtedness,
    net........................ $  8,370  $ 51,690  $  51,540  $ 83,110  $ 87,980  $124,370
  Amortization of debt
    expense....................      380     1,670      3,450     4,390     1,930     2,230
  Estimated interest factor
    for rentals................    1,800     7,070      6,220     5,550     5,740     5,220

      Total fixed charges......   10,550    60,430     61,210    93,050    95,650   131,820

  Preferred stock dividend
    requirement (a)............    5,400    21,970     14,630    25,860    17,140    11,350

  Combined fixed charges and
    preferred stock dividends.. $ 15,950  $ 82,400  $  75,840  $118,910  $112,790  $143,170

Ratio of earnings to
  fixed charges................   2.3       2.2         -- (b)   2.1       1.5        .9(d)

Ratio of earnings to combined
  fixed charges and preferred
  stock dividends..............   1.5       1.6         -- (c)   1.6       1.3        .8(e)



  (a) Represents amount of income before provision for income taxes required to   meet the preferred stock dividend
      requirements of the Company and its 50% owned companies.
  (b) 1994 results of operations are inadequate to cover fixed charges by $288,090.
  (c) 1994 results of operations are inadequate to cover combined fixed charges and preferred stock dividends by $302,720.
  (d) 1991 earnings are inadequate to cover fixed charges by $16,150.
  (e) 1991 earnings are inadequate to cover combined fixed charges and preferred stock dividends by $27,500.

                                       12